FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F X           Form 40-F
                                 ---                    ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                         Yes                   No X
                            ---                  ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                         Yes                   No X
                            ---                  ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                    No X
                            ---                   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: January 29, 2003        By: /s/ Jacinto Parinete
                                  --------------------------------------------
                               Name: Jacinto Pariente
                               Title: Manager of North America
                               Investor Relations


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Press Release


     ENDESA SIGNS A COLLABORATION AGREEMENT WITH THE CATALAN FEDERATION OF
                       BUILDERS AND REAL ESTATE PROMOTERS


New York, January 29th, 2002. - ENDESA (NYSE:ELE) has signed a collaboration agreement with the Catalan Federation of Builders and Real Estate Promoters (FECAPCE) whereby ENDESA will offer advisory and management services for the supply of energy, as well as tailor-made products for the members of the association. The agreement has been signed for an initial period of two years, which may be eventually extended.

Under the agreement Endesa will monitor the building works, managing the needs and requests from the members of the association. ENDESA will also plan the electricity supply needs in order to co-ordinate the final connection of the developments to the electricity grid and become the supplier of reference of products and services related to the supply of energy.

This agreement falls within the development of ENDESA's commercial strategy, enabling it to design differentiated value proposals for its customers.



For additional information please contact Jacinto Pariente, North America Investor Relations Office
Phone # 212 750 7200
http://www.endesa.es


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